NANO NUCLEAR ENERGY Inc.

10 Times Square, 30th Floor

New York, NY 10018

March 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Cheryl Brown

Re:	Nano Nuclear Energy, Inc.
Registration Statement on Form S-3
File No. 333-288982
Filed July 25, 2025

Dear Ms. Cheryl Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nano Nuclear Energy Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-3 so that it will become effective at 4:00 p.m., Eastern Time, on Friday, March 13, 2026 (the “Effective Time”). The Company hereby grants to Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ James Walker
James Walker
Chief Executive Officer